EXHIBIT 107

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

EATON VANCE MUNICIPAL BOND FUND

(Exact Name of Registrant as Specified in its Charter)

Table 1 - Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$27,309,132.86	0.00015310	$4,181.03
Fees Previously Paid	$27,173,401.05(a)		$4,160.25
Total Transaction Valuation	$27,309,132.86
Total Fees Due for Filing			$4,181.03(b)
Total Fees Previously Paid			$4,160.25(b)
Total Fee Offsets			-
Net Fee Due			$20.78

(a)	Previously calculated as the aggregate maximum purchase price to be paid for Shares in the offer. The fee of $4,160.25 was paid in connection with the filing of the Schedule TO-I by Eaton Vance Municipal Bond Fund (File No. 005-85179) on August 6, 2025 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

(b)        Calculated at $153.10 per $1,000,000 of the transaction value.